HENDERSON LAND DEVELOPMENT COMPANY LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 12)

HENDERSON INVESTMENT LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 97)

JOINT ANNOUNCEMENT

GROUP REORGANISATION OF HENDERSON LAND DEVELOPMENT COMPANY LIMITED'S INTERESTS IN THE HONG KONG AND CHINA GAS COMPANY LIMITED

(1) ACQUISITION OF HENDERSON INVESTMENT LIMITED'S INTERESTS IN THE HONG KONG AND CHINA GAS COMPANY LIMITED BY HENDERSON LAND DEVELOPMENT COMPANY LIMITED

(2) PROPOSED DISTRIBUTIONS AND REDUCTION OF SHARE PREMIUM ACCOUNT BY HENDERSON INVESTMENT LIMITED

(3) VERY SUBSTANTIAL DISPOSAL AND CONNECTED TRANSACTION OF HENDERSON INVESTMENT LIMITED

(4) DISCLOSEABLE TRANSACTION OF HENDERSON LAND DEVELOPMENT COMPANY LIMITED

(5) RESUMPTION OF TRADING IN THE SHARES OF HENDERSON LAND DEVELOPMENT COMPANY LIMITED AND HENDERSON INVESTMENT LIMITED

Financial Advisor to Henderson Land Development Company Limited

Morgan Stanley

Introduction

The Transaction is an effective reorganisation of HLD Group's interest in HKCG and will unlock value for HIL Shareholders through realisation of the market value of the HKCG Interests. The Transaction will also result in HIL becoming a publicly listed standalone infrastructure group.

Following Completion, HIL will remain a listed company and the Remaining Group will focus on its infrastructure business in the PRC. The Remaining Group's infrastructure business currently comprises principally controlling interests in Hangzhou Qianjiang Third Bridge in Zhejiang province and Maanshan City Ring Road in Anhui province.

Sale and purchase of the HKCG Interests

On 2 October 2007, HLD and HIL entered into the Acquisition Agreement pursuant to which the HLD Group agrees to acquire from the HIL Group the HKCG Interests, being HIL's entire interests in 2,366,934,097 HKCG Shares (representing approximately 39.06% of the total issued share capital of HKCG), through acquisition of its interests in the Sale Companies and the Shareholder's Loans.

Based on the HKCG Average Closing Price of HK$18.108, the value of the HKCG Interests is approximately HK$42,860 million. The consideration comprises:

(a) the issue to HIL of the Share Entitlement Note, which shall confer on the holder the right to call for the issue by HLD of 636,891,425 HLD Shares credited as fully paid. Based on the HLD Average Closing Price of HK$61.475, the aggregate value of such 636,891,425 HLD Shares is approximately HK$39,153 million; and

(b) HK$3,707 million in cash.

Proposed distributions by HIL

The HIL Board proposes to recommend for approval by HIL Shareholders:

(a) upon Completion, for each HIL Share a distribution of the entitlement to 0.209 HLD Share to be allotted under the Share Entitlement Note; and

(b) if the Share Premium Reduction becomes unconditional, a further distribution of approximately HK$3,687 million in cash, being HK$1.21 per HIL Share.

Out of the distribution of the entitlement to up to 636,891,425 HLD Shares, HLD or its subsidiaries would have an entitlement to up to 432,729,036 HLD Shares (based on their current holding of 2,070,473,859 HIL Shares). Such entitlement will be cancelled upon distribution to HLD and its subsidiaries and the HLD Shares relating thereto will not be allotted. Accordingly, only up to 204,162,389 HLD Shares will be allotted to the other shareholders of HIL. The 204,162,389 HLD Shares represent approximately 10.51% of the existing issued share capital of HLD, or approximately 9.51% of the issued share capital of HLD as enlarged by the issue of such HLD Shares.

For the purpose of reference only, based on the existing 3,047,327,395 HIL Shares in issue, the Proposed Distributions and the net asset value of the HIL Group (excluding the HKCG Interests) attributable to the HIL Shareholders where there will or will not be the Share Premium Reduction respectively are as follows:

	Proposed Distribution(s) of			
	either (a) Without Share Premium Reduction		or (b) With Share Premium Reduction	
	209 HLD Shares per 1,000 HIL Shares		209 HLD Shares, plus HK$1,210 per 1,000 HIL Shares	
	HK$ (million) Total	*HK$* Per 1,000 HIL Shares	*HK$ (million)* Total	*HK$* Per 1,000 HIL Shares
***Distributions*:**				
HLD Shares *(Note 1)*	39,153	12,848	39,153	12,848
Cash	-	-	3,687	1,210
***Value of the Remaining Group*:**				
The net asset value of the HIL Group (excluding the HKCG Interests) attributable to the HIL Shareholders *(Note 2)*	5,685	1,866	1,998	656
Total	44,838	14,714	44,838	14,714
Total per HIL Share (X)		14.71		14.71
HIL Average Closing Price (Y)		12.94		12.94
Premium *((X-Y)/Y)*		13.7%		13.7%

Notes:

(1) *Based on the HLD Average Closing Price of HK$61.475.*

(2) *Based on the consolidated balance sheet of HIL as at 30 June 2007 after taking into account the acquisition of 31,159,000 HKCG Shares and the remaining interest of 35.9% in CIG subsequent to 30 June 2007 but without taking into account the final dividend for the year ended 30 June 2007 which is yet to be approved and paid.*

The value of HK$14.71 per HIL Share set out above represents a premium of 13.7% to the HIL Average Closing Price.

Very substantial disposal and connected transaction of HIL

The Transaction constitutes a very substantial disposal and connected transaction of HIL, and is therefore subject to approval by the HIL Independent Shareholders at the EGM.

Discloseable transaction of HLD

The Transaction constitutes a discloseable transaction of HLD under the Listing Rules.

Shareholders of HLD and HIL and potential investors should note that the Transaction, the Share Premium Reduction and the Proposed Distributions may or may not proceed as they are subject to a number of conditions, which may or may not be fulfilled. Shareholders of HLD and HIL and potential investors are reminded to exercise caution when dealing in the securities of HLD and HIL.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities.

At the request of HLD and HIL, trading in their respective shares on the Stock Exchange has been suspended from 9:30 a.m. on 2 October 2007 pending the release of this announcement. Applications have been made by HLD and HIL to the Stock Exchange for resumption of trading in the shares of HLD and HIL respectively on the Stock Exchange with effect from 2:30 p.m. on 3 October 2007.

INTRODUCTION

The Transaction is an effective reorganisation of HLD Group's interest in HKCG and will unlock value for HIL Shareholders through realisation of the market value of the HKCG Interests. The Transaction will also result in HIL becoming a publicly listed standalone infrastructure group.

Following Completion, HIL will remain a listed company and the Remaining Group will focus on its infrastructure business in the PRC. The Remaining Group's infrastructure business currently comprises principally controlling interests in Hangzhou Qianjiang Third Bridge in Zhejiang province and Maanshan City Ring Road in Anhui province.

THE ACQUISITION AGREEMENT

Date

2 October 2007

Parties

HLD
HIL

The Transaction

The Transaction comprises the acquisition by the HLD Group from the HIL Group the HKCG Interests, being HIL's entire interests in 2,366,934,097 HKCG Shares (representing approximately 39.06% of the total issued share capital of HKCG), through acquisition of its interests in the Sale Companies and the Shareholder's Loans. The Sale Companies are wholly-owned subsidiaries of HIL whose principal business activity is investment holding in HKCG. HKCG is a company incorporated in Hong Kong which shares are listed on the Stock Exchange. The principal business activities of HKCG and its subsidiaries are the production, distribution and marketing of gas, water and related activities in Hong Kong and the PRC.

There is no change in control of HKCG as a result of the Transaction. The Executive Director of the Corporate Finance Division of the SFC has waived HLD's obligation to make a general offer for the HKCG Shares as a result of the Transaction pursuant to Note 6 to Rule 26.1 of the Takeovers Code.

Set out below is certain financial information in relation to the Sale Companies:

	2007 *HK$* *(million)*	2006 *HK$* *(million)*
Aggregate net assets attributable to the interests in, and the Shareholder's Loans due from, the Sale Companies as at 30 June *(Note)*	14,387	11,693
Aggregate profits before and after taxation for the year ended 30 June *(Note)*	3,404	1,798

Note:
attributable to the interests in the Sale Companies and their subsidiaries as a whole comprised in the audited consolidated accounts of HIL, with the interests in HKCG being equity accounted for in relation to the Sale Companies and their subsidiaries

The net assets attributable to the interests in the Sale Companies and the Shareholder's Loans as at 30 June 2007 were HK$8,964 million and HK$5,423 million respectively and the net assets attributable to the interests in the Sale Companies and the Shareholder's Loans as at 30 June 2006 were HK$6,302 million and HK$5,391 million respectively. Apart from the HKCG Interests and the Shareholder's Loans, the Sale Companies did not have any other major assets or liabilities as at 30 June 2007.

The Sale Companies and their subsidiaries will cease to be subsidiaries of HIL following Completion. HKCG will continue to be equity accounted for in the books of HLD following Completion.

A simplified overview of the approximate shareholding interest between HLD, HIL and HKCG as at the date of this announcement and upon Completion are set out below:

As at the date of this announcement:



Dr. Lee Shau Kee and/or his family trust
Other shareholders of HLD
57.52%
42.19%
0.29%
HLD
1.33% (other than those held through HLD)
Other shareholders of HIL
67.94%
HIL
30.73%
39.06%
HKCG
Infrastructure business

Upon Completion:



Dr. Lee Shau Kee and/or his family trust
Other shareholders of HLD
52.44%
47.30%
0.26%
HLD
1.33% (other than those held through HLD)
Other shareholders of HIL
30.73%
67.94%
HIL
39.06%
HKCG
Infrastructure business

Consideration

Based on the HKCG Average Closing Price of HK$18.108, the value of the HKCG Interests is approximately HK$42,860 million. The consideration comprises:

(a) the issue to HIL of the Share Entitlement Note, which shall confer on the holder the right to call for the issue by HLD of 636,891,425 HLD Shares credited as fully paid. Based on the HLD Average Closing Price of HK$61.475, the aggregate value of such 636,891,425 HLD Shares is approximately HK$39,153 million; and

(b) HK$3,707 million in cash.

HLD has undertaken that, before the Share Entitlement Note is issued and while any HLD Share remains to be issued pursuant to the Share Entitlement Note, it will not take certain actions which will have a dilutive effect on the market price per share in HLD, such as sub-division of HLD Shares, capitalisation of profits or reserves, capital distributions in cash or specie and rights issues. HIL has further undertaken to procure that any dividends received before Completion from HKCG which are based on any record date which is on or after the date of the Acquisition Agreement will be retained in the Sale Companies or their subsidiaries.

Share Entitlement Note

Issuer

Kamston Investment Limited, a wholly-owned subsidiary of HLD.

Guarantor

HLD.

Entitlement

The Share Entitlement Note confers on the holder the Allotment Right. The Share Entitlement Note procured to be issued by HLD to HIL at Completion will carry an Allotment Right for 636,891,425 HLD Shares.

Any HLD Shares to be issued pursuant to the Share Entitlement Note will be issued credited as fully paid and rank pari passu in all respects among themselves and with all other HLD Shares outstanding as at the date of issue and be entitled to all dividends and other distributions the record date of which falls on a date on or after the date of issue. If those HLD Shares do not rank for any dividend payable based on any record date which is on or after the date of the Acquisition Agreement due to such HLD Shares being issued after such record date, the holder of such HLD Shares will be entitled to be paid by HLD an amount which is equal to such dividend.

Based on the terms of the Share Entitlement Note, the issuance of the Share Entitlement Note to HIL as part of the consideration payable by HLD under the Transaction and the holding of it by HIL are not contrary to the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) or any other applicable laws in Hong Kong.

Transferability and exercise

The Share Entitlement Note may be assigned once only under the Completion Distribution, and the Allotment Right thereunder is deemed to be automatically exercised upon such assignment, so that the relevant HLD Shares will be automatically issued to the relevant HIL Shareholders. Accordingly, the HIL Shareholders will not receive the Share Entitlement Note, but will receive HLD Shares directly, under the Completion Distribution. However, any Share Entitlement Note assigned to HLD or any of its subsidiaries will be automatically cancelled and the Allotment Right thereunder will be automatically extinguished, and therefore they will not receive any HLD Shares under the Completion Distribution. Any HLD Shares to be issued pursuant to the Share Entitlement Note will be issued at an issue price which is equal to the closing price of the HLD Shares as stated in the Stock Exchange's daily quotation sheets on the date of such issue (as required by applicable accounting standards) under the general mandate granted to the HLD Board by the resolutions passed at the annual general meeting of HLD held on 12 December 2006. Under such general mandate, the HLD Board is allowed to allot and issue up to a maximum of 388,516,000 new HLD Shares. As at the date of this announcement, no HLD Shares have been allotted and issued pursuant to such general mandate. The closing price of the HLD Shares as stated in the Stock Exchange's daily quotation sheets for 28 September 2007 (being the last trading day before trading in HLD Shares was suspended pending the release of this announcement) was HK$61.65 per HLD Share.

As the Share Entitlement Note is to be issued to HIL (which is not a connected person of HLD) in satisfaction in part of the consideration payable by HLD under the Transaction, any issue of HLD Shares or payment pursuant thereto upon distribution of the Share Entitlement Note by HIL to any HIL Shareholder who happens to be a connected person of HLD will not constitute a connected transaction under the Listing Rules as the distribution is to be made by HIL and there is no transaction between HLD and such persons.

Validity period

The Share Entitlement Note remains valid until the Allotment Right is or is deemed to be exercised or cancelled.

Listing

No application will be made for the listing of the Share Entitlement Note. Application will be made to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, any new HLD Shares which may be issued pursuant to exercise of the Allotment Right.

Conditions to Completion

Completion of the Transaction is conditional upon the fulfilment (or waiver, in certain cases as stated below) of the following Conditions:

(a) the obtaining of all relevant third party consents or approvals by HLD as are necessary for the purpose of the Transaction;

(b) the obtaining of all relevant third party consents or approvals by HIL, the Sale Companies and their subsidiaries and HKCG as are necessary for the purpose of the Transaction;

(c) there being no material breach of the warranties in or any other term of the Acquisition Agreement on the part of HIL;

(d) the obtaining of the approval of the independent shareholders of HIL in respect of the Acquisition Agreement and the transactions contemplated under the Acquisition Agreement and the Completion Distribution at the EGM; and

(e) approval being granted or agreed to be granted by the Stock Exchange for the listing of, and permission to deal in, all HLD Shares which may be issued pursuant to the Share Entitlement Note on terms and conditions satisfactory to HLD and HIL.

HIL may at any time waive in writing the Condition set out in (b) (in so far as consents and approvals in respect of HIL are concerned) above either in whole or in part and such waiver may be made subject to such terms and conditions as HIL may require. HLD may at any time waive in writing either of the Conditions set out in (a) and (c) above either in whole or in part and such waiver may be made subject to such terms and conditions as HLD may require. HLD and HIL may together waive by agreement in writing the Condition set out in (b) (other than in relation to consents and approvals in respect of HIL) above either in whole or in part and such waiver may be made subject to such terms and conditions as they may agree.

If any Condition has not been fulfilled or waived on or before 2 January 2008 (or such later date as is otherwise agreed between the parties in writing), the Acquisition Agreement shall terminate and be of no further effect, and no party shall be entitled to any rights or benefits or be under any obligation under or in respect of the Acquisition Agreement or have any liability to the other party, save in respect of any antecedent breach.

Warranties and indemnities

Customary warranties (including those in relation to title to assets, record keeping and compliance with law and material contracts) have been given by HIL to HLD pursuant to the Acquisition Agreement.

A deed of tax covenant will be entered into between HLD and HIL at Completion pursuant to which HIL will indemnify HLD in respect of certain tax liabilities relating to events occurring on or before Completion. HIL has also warranted that, as at Completion, the Sale Companies and their subsidiaries will not have any liabilities (except to each other) other than the Shareholder's Loans.

Completion

The Acquisition Agreement provides that Completion will take place on the Completion Date.

PROPOSED DISTRIBUTIONS AND SHARE PREMIUM REDUCTION

The HIL Board notes that the Remaining Group will have no immediate requirement for the use of the proceeds from the sale of the HKCG Interests when received, and after careful consideration, is of the opinion that it would be in the interests of the HIL Shareholders that such proceeds be distributed in full to the HIL Shareholders. While HIL may require cash resources to pursue investments or selective acquisitions to complement its existing infrastructure business in the future, the HIL Board notes that the HIL Group has not currently identified a specific acquisition or development that would require cash in excess of its resources remaining after such distribution which are set out under the section headed "Remaining Group" below.

Accordingly, the HIL Board proposes to recommend for approval by HIL Shareholders:

(a) upon Completion, for each HIL Share a distribution of the entitlement to 0.209 HLD Share to be allotted under the Share Entitlement Note; and

(b) if the Share Premium Reduction becomes unconditional, a further distribution of approximately HK$3,687 million in cash, being HK$1.21 per HIL Share.

Out of the distribution of the entitlement to up to 636,891,425 HLD Shares, HLD or its subsidiaries would have an entitlement to up to 432,729,036 HLD Shares (based on their current holding of 2,070,473,859 HIL Shares). Such entitlement will be cancelled upon distribution to HLD and its subsidiaries and the HLD Shares relating thereto will not be allotted. Accordingly, only up to 204,162,389 HLD Shares (with a total nominal value of HK$408,324,778) will be allotted to the other shareholders of HIL. The 204,162,389 HLD Shares represent approximately 10.51% of the existing issued share capital of HLD, or approximately 9.51% of the issued share capital of HLD as enlarged by the issue of such HLD Shares.

Fractional entitlements to the HLD Shares will not be distributed under the Completion Distribution to the HIL Shareholders, but will be converted into HLD Shares and sold in the market for the benefit of HIL. Any HLD Shares attributable to entitlements of the Overseas HIL Shareholders (other than fractional entitlements) under the Completion Distribution will be sold and the proceeds thereof (less expenses) will be paid in cash to them. Further information regarding the entitlements of the Overseas HIL Shareholders will be disclosed in the circular of HIL.

In relation to the Further Distribution of approximately HK$3,687 million in cash, being HK$1.21 per HIL Share, the HLD Group will receive approximately HK$2,505 million (if the number of HIL Shares held by the HLD Group as at the relevant record date is the same as that held as at the date of this announcement, being 2,070,473,859 HIL Shares) and the other HIL Shareholders will receive approximately HK$1,182 million.

However, after Completion, there will not be sufficient distributable reserve to make such distribution in its entirety. Accordingly, the HIL Board proposes that the Completion Distribution be made upon Completion, and application be made to reduce the share premium account of HIL by approximately HK$4,216 million, which will be credited to the distributable reserve of HIL. Upon the Share Premium Reduction becoming unconditional, the Further Distribution can then be made from the increased distributable reserve of HIL.

The amount standing to the credit of the share premium account of HIL as shown in the audited balance sheet of HIL as at 30 June 2007 was approximately HK$4,216 million.

The proposed amount of reduction of the share premium account of HIL under the Share Premium Reduction is larger than that required to implement the Further Distribution, so that additional distributable reserves to the extent of approximately HK$579 million will be available to enable distribution of cash held by the HIL Group surplus to the requirement of the HIL Group for its business from time to time. In determining the amount of cash to be returned to the HIL Shareholders, the HIL Board would take into account the amount of cash resources necessary to be retained for future acquisitions, expansion and operational prudence. Furthermore, HIL will continue to have access to external financing should the need arise in the future.

The Share Premium Reduction is subject to fulfilment of the following conditions:

(a) the approval of the Transaction by the HIL Independent Shareholders at the EGM and Completion having occurred;

(b) the passing by the HIL Independent Shareholders of ordinary resolutions to approve the Proposed Distributions at the EGM;

(c) the passing by the HIL Shareholders of a special resolution to approve the Share Premium Reduction at the EGM;

(d) the obtaining of all requisite consents from lenders to the HIL Group; and

(e) the confirmation of the Share Premium Reduction by the Court, the satisfaction of all conditions imposed by the Court and the registration by the Registrar of Companies in Hong Kong of a copy of the Court order confirming the Share Premium Reduction together with such other documents as may be required under section 61 of the Companies Ordinance.

The Share Premium Reduction will become effective upon fulfilment of the above conditions. The effective date of the Share Premium Reduction cannot be ascertained at present as it depends on (a) the making of arrangements with creditors of HIL such as obtaining appropriate consents from them; and (b) the availability of the Court for the necessary hearing dates which cannot be fixed until after the passing of the special resolution to approve the Share Premium Reduction. Further announcement(s) will be made by HIL to inform the HIL Shareholders of such effective date.

HLD has undertaken that, if the resolution to approve the Transaction has been passed by the HIL Independent Shareholders at the EGM, the HLD Group will vote in favour of the resolution to approve the Share Premium Reduction. All HIL Shareholders are permitted to vote at the EGM in respect of the resolution approving the Share Premium Reduction. HIL has undertaken to HLD in the Acquisition Agreement that it will propose a resolution to approve the Completion Distribution at the EGM. Subject to the passing of the resolution in relation to the Proposed Distribution(s), record date(s) will be fixed to determine entitlements to the Proposed Distribution(s).

REMAINING GROUP

Following Completion, HIL will remain a listed company.

The principal businesses of the Remaining Group are investment holding and infrastructure in the PRC. The infrastructure business of the HIL Group currently comprises principally controlling interests in Hangzhou Qianjiang Third Bridge in Zhejiang province and Maanshan City Ring Road in Anhui province.

The Hangzhou Qianjiang Third Bridge, which was completed in 1997, is situated on National Highway No. 104, a major trunk route linking Beijing and Fujian province. The toll bridge spans approximately 5.8 km over the Qiantangjiang River in Hangzhou, Zhejiang province and connects the urban parts of Southern Hangzhou and Xiaoshan and Binjiang. The toll bridge is also an important nodal point for access to major roads leading to the Hangzhou Airport. After the recent completion of major repair and maintenance work, traffic volumes on the toll bridge have increased considerably.

The Maanshan City Ring Road, which was completed in 1997, is a class I highway that stretches approximately 40.5 km around Maanshan City in Anhui province. Maanshan City is a leading industrial city in the PRC. The highway is part of the National Highway No. 205 linking the Nanjing-Maanshan Expressway in the North and the Wuhu-Maanshan Expressway in the South. The HIL Group has a 25-year concession, during which time it has management and the toll-collection rights for the highway.

HIL holds the Hangzhou Qianjiang Third Bridge and Maanshan City Ring Road projects through CIG, except certain shareholdings in the toll bridge it holds directly. As described in HIL's announcement dated 29 August 2007 HIL increased its ownership in CIG from 64.1% to 100% and such increase of ownership in CIG by HIL has been completed. The acquisition of the remaining interest in CIG increases the HIL Group's total investment in infrastructure projects in the PRC and provides it further operating autonomy in the projects of CIG.

Both the toll bridge and the highway continue to benefit from the robust economic development and increased automobile ownership in the PRC. HIL intends to continue to identify additional infrastructure investment projects in the PRC.

A simplified overview of the organisation chart of the principal businesses of the Remaining Group is set out below:



HIL
100%
CIG
80%
70%
20%
Vigorous Developments Limited
Luxrich Limited
70%
60%
Maanshan Huan Tong Highway Development Limited
Hangzhou Henderson Qianjiang Third Bridge Co., Ltd.
100%
100%
Maanshan City Ring Road
Hangzhou Qianjiang Third Bridge

Set out below is a summary of certain financial information of the infrastructure business comprised in the audited consolidated accounts of HIL:

	For the year ended 30 June		
	2005	2006	2007
	HK$ (million)	*HK$ (million)*	*HK$ (million)*
Turnover	236	136	189
Profit attributable to the HIL Shareholders	57	51	62

The net assets of the infrastructure business attributable to the HIL Shareholders as at 30 June 2007 were approximately HK$644 million.

Based on the audited consolidated balance sheet of HIL as at 30 June 2007 after taking into account the acquisition of 31,159,000 HKCG Shares, the acquisition of the remaining interest of 35.9% in CIG subsequent to 30 June 2007 and assuming the proposed final dividend for the year ended 30 June 2007 had been paid, the total assets and net assets attributable to the HIL Shareholders of the Remaining Group are as follows:

	After Completion Distribution (Without Share Premium Reduction)	After Proposed Distributions (With Share Premium Reduction)
	(HK$ million)	*(HK$ million)*
Total assets *(Note)*	7,927	4,240
Including cash of *(Note)*	6,192	2,505
Net assets attributable to HIL Shareholders	5,228	1,541

Note: Including cash of approximately HK$1,600 million arising from a loan to HIL by a fellow subsidiary which was repaid subsequent to 30 June 2007

REASONS FOR AND BENEFITS OF THE TRANSACTION

Reasons for and benefits of the Transaction for HIL

The HIL Board believes that the Transaction will crystalise value for HIL through the realisation of the market value for its holding in HKCG. The HIL Board believes that the current market price of HIL Shares does not fully reflect the value of its interest in HKCG Shares and infrastructure related business due to its existing corporate structure, and the Transaction will unlock value for HIL Shareholders and allow them to realise part of this value in HLD Shares and cash through the Proposed Distributions.

For the purpose of reference only, based on the existing 3,047,327,395 HIL Shares in issue, the Proposed Distributions and the net asset value of the HIL Group (excluding the HKCG Interests) attributable to the HIL Shareholders where there will or will not be the Share Premium Reduction respectively are as follows:

	Proposed Distribution(s) of			
	either (a) Without Share Premium Reduction		**or (b) With Share Premium Reduction**	
	209 HLD Shares per 1,000 HIL Shares		**209 HLD Shares, plus HK$1,210 per 1,000 HIL Shares**	
	HK$ (million) Total	*HK$* Per 1,000 HIL Shares	*HK$ (million)* Total	*HK$* Per 1,000 HIL Shares
***Distributions*:**				
HLD Shares *(Note 1)*	39,153	12,848	39,153	12,848
Cash	-	-	3,687	1,210
***Value of the Remaining Group*:**				
The net asset value of the HIL Group (excluding the HKCG Interests) attributable to the HIL Shareholders *(Note 2)*	5,685	1,866	1,998	656
Total	44,838	14,714	44,838	14,714
Total per HIL Share (X)		14.71		14.71
HIL Average Closing Price (Y)		12.94		12.94
Premium *((X-Y)/Y)*		13.7%		13.7%

Notes:

(1) *Based on the HLD Average Closing Price of HK$61.475.*

(2) *Based on the consolidated balance sheet of HIL as at 30 June 2007 after taking into account the acquisition of 31,159,000 HKCG Shares and the remaining interest of 35.9% in CIG subsequent to 30 June 2007 but without taking into account the final dividend for the year ended 30 June 2007 which is yet to be approved and paid.*

The value of HK$14.71 per HIL Share set out above represents a premium of 13.7% to the HIL Average Closing Price.

Furthermore, the HIL Board believes that the disposal of HIL's stake in HKCG and the establishment of a standalone infrastructure group will lead to favourable long-term value creation for shareholders. HIL's portfolio of infrastructure assets is currently overshadowed by its significantly larger interest in HKCG Shares. As an infrastructure company, investors will be able to more easily identify the impact of new and existing infrastructure projects and assess their financial performance. Accordingly, the HIL Board believes that the public markets will be able to apply suitable valuation metrics that account for the cash flow and dividend profile of HIL's infrastructure projects. In addition, as a publicly traded standalone infrastructure group, HIL Shares may be a more effective form of acquisition currency for new infrastructure project acquisitions.

It is estimated that upon Completion the HIL Group would recognise a gain on disposal of approximately HK$27,872 million, representing the difference between the value of the consideration (including the Share Entitlement Note and cash) based on the HLD Average Closing Price and the current carrying amount of the interest in HKCG. Such gain on disposal will be subject to changes as the HLD's share price moves and will be determined based on HLD's share price on the date of Completion and taking into account the change in the share of net assets of HKCG for the period from 1 July 2007 to the date of Completion as required by applicable accounting standards.

The HIL Board believes that the terms of the Transaction are fair and reasonable and in the interests of the HIL Shareholders as a whole.

Reasons for and benefits of the Transaction for HLD

The Transaction will streamline the holding of the investment in the HKCG Shares by the HLD Group and result in an improved corporate structure for HLD investors. The Transaction will increase HLD's attributable interest in HKCG from approximately 26.54% to approximately 39.06% of the total issued share capital of HKCG.

As the majority shareholder of HIL, the benefits of HIL becoming a standalone infrastructure group after Completion as described above will also accrue to HLD.

The HLD Board believes that the terms of the Transaction are fair and reasonable and in the interests of the shareholders of HLD as a whole.

ISSUE OF HLD SHARES IN THE PRECEDING 12 MONTHS

Pursuant to a share placement agreement dated 10 November 2006, HLD issued 128 million new HLD Shares at a price of HK$43.05 per HLD Share. The proceeds, net of expenses, amounted to approximately HK$5,508 million. Such proceeds had been fully used for general corporate purpose, including acquisition of properties in the PRC.

LISTING RULES IMPLICATIONS

HLD is a holding company of HIL, and is therefore a connected person of HIL. Accordingly, the Transaction constitutes a connected transaction of HIL. As one or more applicable percentage ratio(s) in respect of the Transaction exceeds 75%, the Transaction also constitutes a very substantial disposal of HIL. Therefore, for HIL, the Transaction is subject

to the announcement, reporting and independent shareholders' approval requirements of Chapters 14 and 14A of the Listing Rules. A single resolution will be proposed at the EGM to approve the Acquisition Agreement and the transactions contemplated thereunder and the Proposed Distributions. As HLD and Dr. Lee Shau Kee are considered to have material interest which is different from other shareholders of HIL so far as such matters are concerned, HLD and Dr. Lee Shau Kee and their associates will be required to abstain from voting at the EGM on such resolution.

As all independent non-executive directors of HIL are also independent non-executive directors of HLD, they are considered not to be independent to advise the HIL Independent Shareholders in respect of the resolution to approve the Transaction. Therefore, no independent board committee of HIL will be formed to make recommendations to the HIL Independent Shareholders in connection with the Transaction. An independent financial adviser will be appointed by HIL to advise the HIL Independent Shareholders in connection with the Transaction.

A circular containing, among other things, further details of the Acquisition Agreement, the Share Premium Reduction, the Proposed Distributions, the letter of advice from the independent financial adviser to the HIL Independent Shareholders and the notice of the EGM will be despatched to the HIL Shareholders as soon as practicable.

Completion of the Transaction, the Share Premium Reduction and the Proposed Distributions will not affect the listing of the HIL Shares on the Stock Exchange.

For HLD, one or more applicable percentage ratio(s) in respect of the Transaction exceeds 5% but all applicable percentage ratios are less than 25%. Therefore, the Transaction constitutes a discloseable transaction of HLD. As no connected person of HLD (other than at the level of its subsidiaries) is entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting of HIL and HIL is not an associate of a director (including a person who was a director of HLD within the preceding 12 months), chief executive or substantial shareholder of HLD (in each case disregarding any interest of a connected person of HLD in HIL which is held through HLD), HIL is not a connected person of HLD. A circular containing, among other things, further details of the Acquisition Agreement will be despatched to the shareholders of HLD as soon as practicable.

GENERAL

The principal business activities of the HLD Group are property development and investment, finance, construction, infrastructure, hotel operation, department store operation, project management, investment holding and property management. The principal business activities of the HIL Group are investment holding and infrastructure.

Shareholders of HLD and HIL and potential investors should note that the Transaction, the Share Premium Reduction and the Proposed Distributions may or may not proceed as they are subject to a number of conditions, which may or may not be fulfilled. Shareholders of HLD and HIL and potential investors are reminded to exercise caution when dealing in the securities of HLD and HIL.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities.

At the request of HLD and HIL, trading in their respective shares on the Stock Exchange has been suspended from 9:30 a.m. on 2 October 2007 pending the release of this announcement. Applications have been made by HLD and HIL to the Stock Exchange for resumption of trading in the shares of HLD and HIL respectively on the Stock Exchange with effect from 2:30 p.m. on 3 October 2007.

DEFINITIONS

"Acquisition Agreement"	means the conditional Acquisition Agreement dated 2 October 2007 entered into between HLD and HIL in relation to the Transaction
"Allotment Right"	means a right to the holder of the Share Entitlement Note to call for the issue by HLD to it of a fixed number of fully paid HLD Shares without having to make any payment
"associate"	has the meaning given to such term under the Listing Rules
"CIG"	means China Investment Group Limited
"Companies Ordinance"	means Companies Ordinance (Chapter 32 of the Laws of Hong Kong)
"Completion"	means completion of the Transaction in accordance with the terms of the Acquisition Agreement
"Completion Date"	means 10 business days after the fulfilment or waiver of the Conditions, or such other date as may be agreed between HLD and HIL
"Completion Distribution"	means the proposed distribution by HIL to the HIL Shareholders, upon Completion, of 0.209 HLD Share to be allotted under the Share Entitlement Note for each HIL Share
"Conditions"	means the conditions precedent to Completion, as more particularly set out under the section headed "Conditions to Completion" of this announcement
"Court"	means the Court of First Instance of the High Court of Hong Kong
"EGM"	means an extraordinary general meeting of HIL to be convened to approve, among other matters (if any), the Acquisition Agreement, the Share Premium Reduction and the Proposed Distributions
"Further Distribution"	means the proposed distribution by HIL to the HIL Shareholders, if the Share Premium Reduction becomes unconditional, of HK$1.21 per HIL Share
"HIL"	means Henderson Investment Limited, which shares are listed on the Stock Exchange
"HIL Average Closing Price"	means the average closing price of the HIL Shares as stated in the Stock Exchange's daily quotation sheets for the 10 trading days immediately preceding 2 October 2007
"HIL Board"	means the board of directors of HIL

"HIL Group"	means HIL and its subsidiaries
"HIL Independent Shareholders"	means HIL Shareholders other than HLD and its associates
"HIL Share(s)"	means share(s) of HK$0.20 each in the share capital of HIL
"HIL Shareholder"	means holder of HIL Share(s)
"HKCG"	The Hong Kong and China Gas Company Limited, which shares are listed on the Stock Exchange
"HKCG Average Closing Price"	means the average closing price of the HKCG Shares as stated in the Stock Exchange's daily quotation sheets for the 10 trading days immediately preceding 2 October 2007
"HKCG Interests"	means HIL's interest in 2,366,934,097 HKCG Shares represented by its interest in the Sale Companies and the Shareholder's Loans
"HKCG Share(s)"	means share(s) of HK$0.25 each in the share capital of HKCG
"HLD"	means Henderson Land Development Company Limited, which shares are listed on the Stock Exchange
"HLD Average Closing Price"	means the average closing price of the HLD Shares as stated in the Stock Exchange's daily quotation sheets for the 10 trading days immediately preceding 2 October 2007
"HLD Board"	means the board of directors of HLD
"HLD Group"	means HLD and its subsidiaries
"HLD Share(s)"	means share(s) of HK$2.00 each in the share capital of HLD
"Listing Rules"	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Morgan Stanley"	means Morgan Stanley Asia Limited, a company incorporated in Hong Kong, which is licensed for Type 1 regulated activity (dealing in securities), Type 4 regulated activity (advising on securities), Type 5 regulated activity (advising on futures contracts), Type 6 regulated activity (advising on corporate finance) and Type 7 regulated activity (providing automated services) under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), and financial advisor to HLD
"Overseas HIL Shareholder"	means a holder of HIL Shares whose names appear on the register of members of HIL as holding HIL Shares on the record date for the Completion Distribution whose address on such register is, on such record date, in a place outside Hong Kong and who the HIL Board, after making enquiries regarding the legal restrictions under the laws of the relevant place or the requirements of the relevant regulatory body or stock exchange in that place where practical, consider the exclusion of such holder from the distribution of HLD Shares under the Completion Distribution is necessary or expedient
"PRC"	means the People's Republic of China

"Proposed Distributions"	means the Completion Distribution and the Further Distribution
"Remaining Group"	means the HIL Group, other than the Sale Companies and their subsidiaries
"SFC"	means the Securities and Futures Commission of Hong Kong
"Sale Companies"	means Macrostar Investment Limited and Timpani Investments Limited, each a wholly-owned subsidiary of HIL
"Shareholder's Loans"	means, in relation to a Sale Company, the shareholder's loans owing by such company and (if any) its subsidiaries to HIL as at Completion
"Share Entitlement Note"	means the share entitlement note to be issued by a wholly-owned subsidiary of HLD (and guaranteed by HLD) to HIL at Completion, which shall confer the right to call for the issue of a fixed number of fully paid HLD Shares, including any share entitlement note resulting from any assignment of such share entitlement note
"Share Premium Reduction"	means the proposed reduction of the share premium account of HIL to increase the distributable reserve of HIL as described in this announcement
"Stock Exchange"	means The Stock Exchange of Hong Kong Limited
"Takeovers Code"	means The Code on Takeovers and Mergers issued by the SFC
"Transaction"	means the acquisition by the HLD Group of interests in the Sale Companies and the Shareholder's Loans due from the Sale Companies to HIL pursuant to the Acquisition Agreement

By Order of the Board
Henderson Land Development Company Limited
Timon Liu Cheung Yuen
Company Secretary

By Order of the Board
Henderson Investment Limited
Timon Liu Cheung Yuen
Company Secretary

Hong Kong, 2 October 2007

As at the date of this announcement, the HLD Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, John Yip Ying Chee, Alexander Au Siu Kee, Suen Kwok Lam, Lee King Yue, Fung Lee Woon King, Eddie Lau Yum Chuen, Li Ning and Patrick Kwok Ping Ho; (2) non-executive directors: Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Lee Tat Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

As at the date of this announcement, the HIL Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee Tat Man, Suen Kwok Lam, Lee King Yue, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Augustine Wong Ho Ming and Sit Pak Wing; (2) non-executive directors: Woo Po Shing, Philip Yuen Pak Yiu, Leung Hay Man, Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

END